EXHIBIT 99.3
Press Conference Transcript
INFOSYS TECHNOLOGIES LIMITED
Q2 07 PRESS CONFERENCE
OCTOBER 11, 2006

CORPORATE PARTICIPANTS

Nandan Nilekani
Infosys Technologies - CEO and MD

Kris
Infosys Technologies - COO, President and Joint MD

Mohandas Pai
Infosys Technologies - Member of the Board

S.D. Shibulal
Infosys Technologies - Director and Head - Worldwide Delivery and Sales

V. Balakrishnan
Infosys Technologies - CFO

Amitabh Chaudhry
Infosys BPO - CEO and MD

PRESS CONFERENCE PARTICIPANTS

Balaji
Rediff

Arun
ET

Sumeet
Reuters

Vijay
DNS Delhi

Chitra
Bloomberg

Meera
New Indian Express

Bani

Hello everybody. Welcome to Infosys' Q2 results announcement. It is my pleasure to welcome you all to the MC hall again. As always, we shall start the proceedings with a presentation by Mr. Nandan Nilekani on the company's financial performance. This will be followed by a presentation by Mr. Kris on the company's operational performance. Nandan will come back and provide an overview on the outlook for the future. We will get into the Q&A thereafter. Please press the red button in the panel in front of you to ask the question. Please release after you have asked the question. I would also request you to give your name and the name of your publication. Over to Nandan.

Nandan

Thank you Bani and I would like to welcome all of you to this gathering to discuss the performance of Infosys group for the second quarter ended September 30 th 2006. This is the safe harbor clause, which we normally have preceding any presentations that we make.

As I have said, I will talk about the financial performance and then I will request Kris to talk about the other aspects of the business and I will come back for the outlook and the summary.

On the financial performance, as you can see, the income on Indian GAAP for the year has grown at 50.4% and the PAT has grown at 52%. On the US GAAP, the revenues have grown at 42.4% with net income of 44.2%.

This quarter we have added 45 new clients of which 10 of them are Fortune 500 kind of clients. Even on the headcount side, this has been a very good quarter. We have added on a gross basis, as you can see, 10,795 employees. On a net basis it is about 7,741 employees. So the total number of employees in the Infosys group has grown from 58,409 to 66,150. So you can see that there is a good allround growth and repeat business continues at 95%.

On the Indian GAAP on the highlights, the total income for the group is Rs. 3,451 crores, and as you see the operating profit is Rs. 1,109 crores. The profit after tax is Rs. 930 crores which on a sequential basis is a growth of 16% over Q1 and on an annual basis it is a 52% growth in net profit. That is the status as far as the Indian GAAP is concerned. For the half year of course, you will see that the total income is Rs. 6,466 crores and the PAT of Rs. 1,729 crores after all exceptional items and minority interest. Again this growth in percentage terms on the income side is 48% and on the PAT side is 52%. So it is a fairly good number.

This is the total balance sheet. The total balance sheet is at Rs. 8,609 crores, which includes cash and cash equivalents of Rs. 4,327 crores, an AR of Rs. 2,000 crores and therefore a total net current assets of Rs. 5,598 crores.

With that I will request my colleague Kris, President to speak about the operational performance and other detail.

Kris

Thanks Nandan and good afternoon to every one of you. Let me take you through some of the performance metrics. Europe is about 25.8% of our revenues. If you look at the last 12 months, Europe has grown, in the last quarter it has come down, but it is temporary. Overall we are seeing good growth in Europe. Across the geographies there is growth, Rest of the World, North America, overall there is a good growth with Europe kind of standing out at this point.

Utilization wise, excluding trainees, for the entire group, currently stands at 77.5%. For services alone the utilization is 80.3%. We want the utilization to be somewhere between 77-80% and it is in that range. Including trainees utilization is 67.4%, obviously because we have added significant number of people in this quarter.

There are no material differences in the split between fixed price and time and material projects. Fixed price is 26.2% of overall total and time and material is 73.8%.

Onsite/offshore is not much different. Onsite is 50.3%, offshore is 49.7%. In terms of effort, onsite has slightly gone up because we have seen accelerated growth and new project starts always increase the onsite slightly, because projects typically start onsite and then move to offshore.

We have seen growth across all the categories here. We have 232 million dollar clients. We have 61 ten million dollar clients compared to 56 last quarter. We have 12 fifty million dollar clients compared to 11 last quarter. We have three ninety million dollar clients compared to two last quarter and one accounting for more than 5% of our revenues. The top client is 6.6% of revenues. Overall the top 25 clients have grown very well this quarter.

Giving you more details of client acquisition, where the growth is coming from, we added 45 new clients this quarter, clearly one of the highest in the last few quarters. The growth is coming from if you look at the industry sectors, it is coming from banking and capital markets, telecom, energy and utilities etc. This is where the growth is faster than the company average. Here are some examples of the type of work that we are doing. For a leading US cable provider, we are looking at services which allow them to offer internet, telephony, wireless. As you know there is convergence of services over the cable and we are helping them provide these services to their customers, their consumers. For a premier measurement company we are looking at providing core bioanalytical and electrical measurement solution. It is again to multiple of their clients. For a large US airline company, we are looking at implementing Oracle Financials across the company and this will help the company transform its finance function to incorporate the best practices. In UAE, we are helping a leading government owned petroleum company. We are also helping the leading airline in the Middle East to launch the first phase of full function multi-language corporate website. In Australia, we are helping an asset maintenance services company. For a North American brokerage firm, we are doing the testing center of excellence at this point. Testing is again one of the fastest growing services for Infosys. An example is also for an insurance company, for their global operations we are redesign of their QA and testing processes.

Finacle continues to make inroads. Finacle was rolled out for DBS Bank's Indian operation. SPB, Croatia, Denver Bank. Two Indian banks - UCO Bank and Bank of Baroda also went live on Finacle this quarter.

From a HR perspective, this quarter has seen the highest addition of employees. We added 10,795 employees of which 2,560 employees had prior experience, the lateral additions.

From a capex perspective, Rs. 330 crores was the expense incurred this quarter and the company had about 11 million square feet, almost 11.2 million square feet of space, capable of accommodating 57,000 professionals and we are adding another 7 million square feet under construction right now and this will increase the capacity by another 13,400 professionals. Now let me hand it over back to Nandan for outlook for the future.

Nandan

Let me give you the guidance for the quarter. For the quarter, we expect income to be between Rs. 3,602 crores to Rs. 3,625 crores, which on a year-to-year growth is 42.3 to 43.2% growth. Earning per share is expected to be between Rs. 16.84, which is a year-to-year growth of 42.2%. For the fiscal year ending March 31, 2007, we expect the revenue growth between 45.5% to 46%, between Rs. 13,853 crores to Rs. 13,899 crores and the earnings per share is expected to be Rs. 66, which is a year-to-year growth of 46.6%. This is the guidance that we have revised. Last time we had given a guidance of about $2.91 billion in dollar terms and now we are saying the guidance for the year has been revised to over $3 billion, which as we saw in rupee terms is a growth rate of 45.5% to 46%. In dollar terms it is between 40% and 41%.

So to summarize, I think we have been saying for quite some time now that our business model is a very important part of the driver because we have essentially created a business model which is faster, better, cheaper and more innovative than the legacy companies in this industry. We have been able to demonstrate a compelling value proposition. We believe that our clients are going through a whole set of seminal changes due to the impact of demographics, technology, emerging economies and regulations and we think that we have the ability to be the partner for them in their transformation in this new flat world and that is driving our business.

Pricing environment continues to be stable with an upward bias. This quarter we got on a blended basis, 1.2% improvement in our billing productivity. We have focused on expanding our services. We have a wide range of services, more than 40% of revenues come from services we have added in the last 5-6 years. We are increasingly building a much stronger end-to-end capability, thanks to our investments in Infosys BPO, in Infosys Consulting, in our Enterprise Solutions and all our new services like Validation and Testing and so forth and we think that this investment in expanding our services, combined with our investment in capability building for our people, combined with the investment in building new solutions for our customers, combined with our investments in building intellectual property. All these things, we believe, are a source of competitive long-term strategic advantage in growing our client accounts and as Kris mentioned, that is reflected in the fact that we are seeing significant growth in our top 10 clients, significant growth in our top 25 clients.

Our operating margins have also improved. This quarter our operating margins have improved by 2.5% in US GAAP. Out of that 1.1% has come from the reduction in the visa cost in Q2 over Q1, 0.9% has come from rupee depreciation and 0.5% has come from economy of scale benefits which is the reduction in SG&A cost. So the combined effect of visa cost reduction, rupee depreciation and scale benefits has given us a 2.5% improvement in operating margin and all our wage increases that we gave in Q1 have been absorbed in this.

In terms of employees, as we mentioned, this quarter we added 10,795 employees on a gross basis, 7741 on a net basis, which is the highest in the history of any quarter. We have also put in a plan which Mohan will give you more details later which is a long-term retention bonus plan for our senior employees and we think that is an important part of our strategy to create a stronger enthusiastic long-term leadership for us to achieve what we want to achieve in this market.

Thank you very much. We will be happy to take questions from all of you.

Balaji

Nilekani sir, maine aapse April mein kaha tha, so apne uski to majak udayi, lekin che mahine mein aapne phir revise kar diya dubara, aur $3 billion kaha. Now the serious question is, what is this turn around that you are seeing this kind of scorching growth, what exactly and there are reports about slowdown in the US economy, would it actually benefit you? Thank you.

Nandan

The growth is happening because we are seeing all round growth. Many customers, I think the important thing is that when you look at the growth of the top 10 customers, almost 17% is the growth, sequential growth, of our top 10 customers. Our top 25 customers are growing at the company average. So what is really happening is that a number of the top customers are growing at the same time. I think that is what is really kicking in, and these are in different industries like financial services, telecommunication, they are in different parts of the world. So all-round, broad based growth of our large accounts has been a significant factor in the growth.

On the issue of slowdown, we have done a dipstick survey talking to all our global clients and we don't have any evidence at this point of a slowdown. We believe that while IT spending will be generally flat or small increase, we think that the trend towards the globalization of IT services will continue and I think Infosys is strategically well placed to benefit from that trend. As I explained on the margin side, we have seen an improvement in margin, thanks to visa cost reduction, rupees depreciation and scale benefits of SG&A. So I guess, both top line and bottom line improvements have come for these reasons and I think we believe that we are comfortable with this guidance of $3.026 billion to $3.036 billion for the year which in dollar terms is about 41-42% growth and in rupee terms is 45-46% growth.

Male speaker

_____.

Nandan

I think we are seeing on new contracts a 3-4% improvement in prices, but new business is only 5% of the revenue. In existing businesses in some cases we are seeing 1 or 2% increment prices when we do contract renegotiation. Overall, for the quarter we have seen a 1.2% improvement in the blended revenue productivity over Q1.

Arun

Hi, this is Arun from ET. I just wanted to check with you, you said 1.1% reduction because of visa costs in Q2, right? Now, would this become kind of a regular feature for the company in the sense that you will incur this expense only in Q1 or is this only something restricted to this current fiscal?

Bala

A major portion of our visa expense relates to US Visas. As you know, the window opens somewhere in the beginning of the year and that is when we have to accelerate the investment. So if you take the trend, if the window is going to be closed when it is opened, we need to spend more money in the first quarter of any fiscal year. So that will be a trend going forward if the demand for visa continues to be very strong.

Lady speaker

I would like to know whether the cable service, TV, internet, telephony, wireless services, these will all be provided in a single device for your US customer? And secondly, what is the retention bonus for the senior employees?

Kris

Different technologies are used to provide these services and right now the challenge is to look at a convergent billing solution. So what technology is used and how it is provided is evolving and we are helping more in terms of the back-end systems and things like that rather than on the front- end box. I hope that answers the question.

Mohandas Pai

We have instituted a deferred bonus scheme for the senior management of the corporation i.e. the level of the AVP, VP and SVP (Associate Vice President, Vice President and Senior Vice President) under which Senior Vice Presidents in India will get $100,000 a year, they are entitled to $100,000 a year based upon performance and the same rank outside will get $125,000 to make up the differential in taxation. The next level $62,500 and $50,000, third level $25,000 and $20,000. The differential obviously for tax purposes on a cost to company basis. This has been introduced just to make sure, yes.

Male speaker

______.

Mohandas Pai

SVP abroad is $ 125,000, SVP in India is $ 100,000. VP abroad is $ 62,500 and VP in India is $ 50,000, and AVP abroad is $ 25,000 and AVP in India is $ 20,000. We have introduced this but an appraisal needs to be done. This is the maximum cap. An appraisal needs to be done and based upon appraisal they will be paid up to this limit and it is up to a particular level only for three levels based upon a particular matrix that we have and there is a deferred bonus in the sense that you get the first year payout at the end of the second year and one year will always be there. It is both the retention and the deferred. So we have put in this as an incentive for the senior management. It has been introduced for the first time, applicable from 1 st of April.

Male speaker

How many employees are covered under this?

Mohandas Pai

Across the group, may be 170 employees.

Sumeet

Sumeet from Reuters. If you could give us a sense of how your consulting business and business in China is growing? And secondly, with the business in Europe growing faster than North America, is there any plan to expand your presence there either through setting up a near shore development center or through acquisition? Thanks.

Kris

Consulting is going as per plan. Consulting is still in investment mode. We hope that over the next few quarters it will become profitable. Consulting is allowing us to look at larger transformation deals. Over the last 12 months, Consulting has helped us to break into 19 new clients. Combined with our Enterprise Solution which has significant growth opportunities today, we are able to provide large transformation type of project capability to our clients. It allows us to look at global roll outs. It allows us to do SAP or Oracle enabled business transformation for our clients and that is helping us win larger deals at this point. Now let me hand it over to Shibu for Europe and China.

Shibulal

China today has about 748 employees. It is slightly behind plan. China consists of two kinds of business. One is local, one is global. On the local business we are tracking close to the plan and this quarter we have won probably one of the first million dollar deals, actually more than a million dollars deal in China this quarter. On the global side, we are talking to our customers. There are serious concerns within our customer base regarding doing work in China in areas of intellectual property, in the relevance of moving work to China etc. We have been having this conversation, so we are starting to get some traction now. So China continues to be in an investment mode, and this quarter we have made approximately a million plus dollars in loss.

Sumeet

You haven't answered my Europe part of the question sir.

Kris

Europe is growing faster, if you take the last 12 months perspective, than rest of the company. We are proactively investing in Europe. We are opening up new sales and marketing offices. We are always open for acquisition. We have been saying that when the appropriate candidate company is available for acquisition and it meets our parameters which we have set for acquisitions and of course if they want to be acquired then we will look at it. Acquisition is always an option, but we have had strong organic growth this year, we have given a guidance of about 40-41% according to US GAAP. It is not at this point an imperative for us but definitely it is a vehicle which we can use to accelerate or add capability to our service mix or capabilities.

Lady speaker

______ to the top five clients, have you added any new top clients in the top five client list? And what is make up of the 45 new customers that you have added, as in what business domain they chiefly belong to? Thank you.

Kris

These 45 clients are across multiple business domains. We are seeing all round growth. They consist of clients in telecom, in energy and utilities, in health care, in insurance, banking and capital markets and things like that. Out of 45, I think 10 would be classified as Fortune 500, so large enterprise type of clients in which typically we go after. We are seeing growth in package implementation, in the infrastructure management services, in independent validation, in consulting, in business process management, we are seeing across verticals like banking capital markets, telecom. We are seeing Europe growth. So across the board there is growth. I do not know whether I have addressed all the questions.

Vijay

Vijay from DNS Dehi. Mr. Pai I have a question for you. What is the value addition by employees? To my knowledge TMC is 5%, ES is less than 0.75%.

Mohandas Pai

Okay let me answer this. We have a value added in the business of about 78%. That means if you earn $100, 78% is consumed within to pay salaries to employees, retain in the business as depreciation or profits, 22% is paid outside for use of outside services. For example, travel services, subcontractors, infrastructure service providers, telephone expenses etc. This industry has the highest value added across any industry in this country, and out of this 78%, 52% possibly goes to employees. Unlike manufacturing when you have cost of goods at about may be 60-70%, here the value adds you are essentially selling time. So employee cost is the highest and the value added is the highest.

Arun

Arun from ET again. Just two questions, one is relating to China. In the light of the nuclear explosion in North Korea, I mean are you expecting to see some kind of a customer diffidence because there have been peace parleys between both China and the Japanese governments. So getting work into China is going to become more difficult? That is first question. Seconvd question relates to the fall in revenue contribution across a few of your verticals, like for instance retail year-on-year you have dipped by about 1.5%, transportation and logistic you have dipped by about 2.9%. So is this a kind of shift in strategy?

Kris

See you need to understand that China is a small part of the business, we are encouraging clients to go there. There is some diffidence because of concerns about IP but we are able to overcome. In fact if you look at what Infosys brings with it is that, we are able to use the same processes and techniques which we have used in India in China also, in that sense we reassure the client saying that your IP will be protected if you work with a company like Infosys in China. Now the issue related in North Korea is actually too soon to say whether it will have an impact, but the business is small at this point. Now for the second part of the question, in absolute terms, we are seeing growth all around. Now some of them are growing faster some industries are growing slower because when you look at percentages you will see differences, but in absolute terms, all the industry verticals, by and large most of the industry verticals are currently growing for us, some faster some slower.

Sumeet

Could you give us a sense of the Infosys BPO margins in the past quarter and how the business is growing there?

Amitabh Chaudhry

We actually grew by about 20% quarter-on-quarter growth, Rs. 157 crores of revenue. Our margins if you take out we also paid the silver jubilee bonus this quarter and it went through our P&L, if you kind of take that out our margins have also improved, we have recorded margins of about 23.3% this quarter.

Lady speaker

A significant growth in terms of number of employees, you have added over 10,000. So what is the kind of breakup between India, China, Europe in terms of employees in this last quarter?

Male speaker

I can just add to that question also the issue of attrition. What is the kind of attrition that you are seeing, net highest addition ever, attrition what is the kind of number you are looking at in the coming quarters?

Mohandas Pai

If you look at people that we have added on in this quarter, we added about 10,795 gross employees. Out of which the services business added 7,900. In Australia we had 22 new employees, China 214, Consulting 17, in the BPO business 2,628. Now many people travel to and fro to Europe, to US and all that so we do not carry numbers of how many you hire specifically because the numbers keeps changing. If you look at the attrition, attrition is 12.9% this quarter, it has gone up by 1% compared to previous quarter when it was 11.9 and Q1 of this year was up by 0.7% from Q4 of last year. Obviously attrition has gone up. If you analyze attrition, 2.9% of the attrition, that is 2.9 out of 12.9 is due to sort of involuntary in the sense that we have seen attrition at the bottom of the ladder, for people for whom there have been performance challenges and we have also seen some attrition in our trainee workforce, because we have tightened on the performance requirements for conformation into the workforce and there we are seeing some attrition. We have seen attrition in the 1-year plus experience, that is people after joining and working for a year, in that 1 to 2 year band the attrition is the highest followed by the 5 to 6 years band, people who worked in the system for 5 years, 5 to 6, and beyond 6 most people do not leave, they love the company more. So these are the two age groups, experienced groups, where we are seeing higher increases. The attrition is due to many reasons. One, the attrition is also due to the fact that the market is very buoyant, the demand for the people is very high and it is true. The two, the demand for people in the overseas market has picked up, so we are seeing an uptick in attrition in overseas.

Chitra

Chitra from Bloomberg news. I wanted to ask Nandan why is the company doing a sponsored ADR sale? Will this help in making acquisitions overseas? Kris has said earlier today that you are interested in joining a major index. What does that achieve for the company?

Nandan

This morning Infosys announced that it had got board approval to do a sponsored ADS. The ADS offering is up to 30 millions shares. We have said we have a long-term goal to be in one of the major indices and this is part of that journey. Beyond that I am constrained by SEC laws and regulations. I cannot say anything more at this stage.

Balaji

______.

Nandan

I cannot add anything more what I have just said Balaji.

Meera

This is Meera from New Indian Express. I have two questions. How many employees are you looking to add in the next quarter? Do have any specific plans for Karnataka?

Mohandas Pai

We are adding gross 5,700 in this quarter and 3,800 because that is the residue left, total number for the year is up to 28,300 as against 25,000 and this is a gross number. So we do not know what the attrition is going to be, we do not build in attrition. As far as Karnataka goes, we are nearly full up in Bangalore. We have no built up space in Bangalore. We have space in Mysore. And in Mangalore the new SEZ work has started. So we have no space in Mangalore. So a bulk of the hiring for this quarter, next quarter will be outside Karnataka because we do not have any space left in Karnataka to fill up this hiring.

Lady speaker

I wanted to ask in terms of the rupee depreciation, if you look at the beginning of the quarter to the end of the quarter it looks like it is actually a small appreciation. So how does Infosys get the rupee depreciation against major currencies?

Bala

If you look at the average rupee dollar rate, it was 46.29 for September quarter as compared to 45.65 for the June quarter, so there was a depreciation of 1.4%. In the end of the quarter I think rupee has slightly appreciated, but it is still at 45.95, and for the guidance we assumed 45.60. So average rate for the quarter is 46.29, that has depreciated by 1.4%, that impact is felt in the operating margins. 1.4% for the quarter on an average-to-average basis.

Male speaker

What is the hedge?

Bala

We have a hedged position of $373 million as of September end. All of that has been marked to market at 45.95, which was the closing rate for the quarter.

Lady speaker

Sir where has these new investments being made in the last quarter, second quarter?

Mohandas Pai

The new investment is being made in Mysore, our global education centre. That is what you are asking right? Mysore the global eduction center where we are going to spend Rs. 650 crores. When completed it will have a total investment of approximately Rs. 1,200 crores. It will probably be the largest investment in education in this country in Indian history; Rs. 1200 crores of investment in education and training in a single location has not happened anywhere in this country in our history. So that is one. We are investing in Pune. Pune-Bangalore we have completed the building of 4000 sq feet another center. So it is going on all over the place.

Moderator

Thank you everybody we will break for lunch now. We will take question from Balaji and then....

Balaji

____. What is Mr. Murthy's role as additional director, and what are his emoluments or whatever? Since he retired what has been his activity?

Nandan

Mr. Murthy retired as an Executive Director. He has joined the board as an Additional Director from August 20 th and he is also the Non-Executive Chairman and Chief Mentor of the company. He does not draw any salary from Infosys, but he is eligible for all the compensation that a Non-Executive Director is eligible for. He continues to be a strong source of support for Infosys. He is traveling a lot. He is on many global boards and educational institutions and I think we always go to him for any help and support and mentoring that we want.

Bala

He gets commission as a non-Executive Director. He does not draw any salary. It is between $45,000 to $50,000, pro rata for the year.

Balaji

Mr. Nandan, I am seeing your onsite offsite revenue is more or less equal, is it in line with your Global Delivery Model?

Kris

If you look at the mix of effort, efforts mix is around 30:70, actually the numbers at this point are 33% onsite and 67% offshore. As I said in my presentation we want to keep the onsite between 30% and 35% and offshore between 65% and 70%. So it is in that range. Because the rate onsite is much higher than the offshore rate, when it translates to revenue it almost flips to 50:50. Right now, onsite revenue is 54.4% and offshore revenue 45.6%, and it is in line with our target at this point.

Male speaker

One last question to Mr. Pai. You had made a mention that highest attrition was in the 1- 2 year category as well as the 5-6 year category. 1-2 year, does it mean to say to that brand Infosys is losing its charm with the campus recruitees or what is the reason why you are seeing this kind of an attrition?

Mohandas Pai

Attrition has always been high in the last three years in the 1-2 years experience with Infosys category and the 5-6 years experience with Infosys category because in one to three years we have obviously people completing 1 year of training and then they may go for higher education. In the first half of the year, I think about 600 odd people have gone for higher education. They do their MBA or go abroad. So that is one area. 1-2 years is also that after working for one year possibly when people come from outside, some of them when they look at the rating that we give them and the fitment and all that, possibly some of them leave because they may not get the fitment that they want. So these are the 2 major reasons that we have. In the 5-6 years, obviously we are working on a pyramid, so that is time when people get promoted to the higher levels and we see that if some people do not get promoted, some of them leave. So there we see some attrition.

Lady speaker

In you Mysore campus like you mentioned in terms of the amount of investment, is there any figure that you could give us in terms of employees who are being trained in Mysore campus and who are then joining Infosys but are leaving, I mean do you have any sort of comparison that gives us an idea that how many are staying after this training for more than 2 years and how many are leaving?

Mohandas Pai

No, I do not have the data that you want because people after they join, after they finish the training they go join and after one year like I said, some of them leave for higher education and some of them leave because they want to go somewhere else in the sense they want a different location and some of them get married. There are personal reasons. So some of them go abroad and they leave. So there are many reasons. So there is no discernible trend or a single reason to say what it is. This is just a piece of data that we have, we analyze that and see what needs to be done on a continuous basis. I mean this is across three years, so we do not have any pinpointed figure and say this is one single thing.

Speaker

_____.

Mohandas Pai

About 2.9%. That is 2.9% because this consists of people who have joined for training, who do not make the grades and there are also people whose performance is challenge and in the lowest rank we have a very high attrition because they go outside they may get more, but these are the two areas. So the rest is all voluntary. Involuntary in the sense that they do not make the grade, that is involuntary and then the lowest rank and they leave, so to that extent we classify under that head.

Male speaker

_____.

Mohandas Pai

Yes.

Moderator

The spokespeople are available for one on one interviews, but we will break for lunch now. Thank you.

Nandan

Next time we will ask guidance from Balaji on our guidance.